

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 28, 2022

Hao-Yuan Chuang
Chief Financial Officer
BELITE BIO, INC
5820 Oberlin Drive, Suite 101
San Diego, CA 92121

> **Re: BELITE BIO, INC**
> **Registration Statement on Form F-1, as amended**
> **Exhibit Nos. 10.7, 10.10, 10.11, 10.12, 10.13**
> **Filed April 5, 2022**
> **File No. 333-264134**

Dear Mr. Chuang:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance